EXHIBIT 19(c)

Proxy Voting Policy and Procedures

Policy Version Adopted: 9/24/2024

Last Reviewed: 9/24/2024

Responsible for Content: Compliance

Policy Objectives

The aims of this Policy are to clarify AB CarVal’s process for voting proxies, ensure that AB CarVal votes proxies in the best interests of its funds, and establish procedures for responding to investor requests regarding proxy votes.

Policy Overview

AB CarVal will strive to vote proxies in a manner that maximizes value for its funds. This Policy addresses a range of matters, including:

•	Procedures to receive and assess proxy voting materials, including identifying and resolving conflicts of interest.

•	Procedures to submit and maintain records of proxy votes.

•	Notice of class actions. AB CarVal will determine whether it is in the best interest of the funds to participate in or opt out of any class action settlements.

•	Procedures for responding to requests by investors to review proxy votes. All such requests must be reported promptly to the Compliance Department and the Investor Relations team.

•	Disclosures in Form ADV.

•	AB CarVal’s policy to reveal to investors (but not unrelated third parties) how it has voted on a proxy, but only after the proxies have been counted at a shareholders’ meeting.

•

Employees’ obligation to inform Compliance if they receive a solicitation to vote proxies on behalf of the funds, or if a person inside or outside of AB CarVal attempts to influence proxy voting in a manner inconsistent with this Policy.

Policy

A. Issue

Rule 206(4)-6 under the Advisers Act requires every investment adviser who exercises voting authority with respect to investor securities to adopt and implement written policies and procedures, reasonably designed to ensure that the adviser votes proxies in the best interest of its funds. The procedures must address material conflicts that may arise in connection with proxy voting. The Rule further requires the adviser to provide a concise summary of the adviser’s proxy voting process and offer to provide copies of the complete proxy voting policy and procedures to Investors upon request. Lastly, the Rule requires that the adviser disclose to investors how they may obtain information on how the adviser voted their proxies.

AB CarVal votes proxies for its funds, and therefore has adopted and implemented this Proxy Voting Policy and Procedures.

B. Risks

In developing this policy and procedures, AB CarVal considered numerous risks associated with its voting of investor proxies. This analysis includes risks such as:

•	Proxies are not voted in the best interests of the funds.

•	Proxies are not identified and voted in a timely manner.

•	Conflicts between AB CarVal’s interests and those of the Funds are not identified and, as a result, proxies are not voted appropriately.

•	Proxy voting records and investor requests to review proxy votes are not maintained.

•	Decisions about how to vote proxies are influenced inappropriately by AB CarVal employees or other persons who solicit AB CarVal to vote in a particular way.

AB CarVal has established the following guidelines in order to mitigate these risks.

C. Principles and Procedures

Proxies are an asset, which should be treated by AB CarVal with the same care, diligence, and loyalty as any other asset. Accordingly, it is the policy of AB CarVal to vote proxies in the interest of maximizing value for AB CarVal’s Funds. The following principles and procedures serve this overarching policy aim.

1.	To ensure that it is aware of all proxies, AB CarVal shall ensure that it is the designated party to receive proxy voting materials from companies, intermediaries, prime brokers, and brokers.

2.	The operations team shall receive all proxy voting materials and will be responsible for ensuring that proxies are voted and submitted in a timely manner.

3.

AB CarVal shall reasonably assess any material conflicts between AB CarVal’s interests and those of its funds with respect to proxy voting by considering the situations identified in AB CarVal’s Conflicts of Interest Policy. If the investment team or operations team has identified a conflict of interest, the Compliance Department should be notified promptly, and the following process will be followed:

a.

The investment team shall identify the issuer and proposal to be considered, the conflict of interest that has been detected, the vote that they believe is in the interest of the respective fund, and the reasons for this conclusion.

b.

Compliance will then consider the proposal by reviewing the proxy voting materials and any additional documentation necessary in determining the appropriate vote. AB CarVal will vote in a way that it believes, consistent with its fiduciary duty, will cause the value of the issue to increase the most or decline the least. Consideration will be given to both the short- and long-term implications of the proposal to be voted on when considering the optimal vote.

4.

AB CarVal is not required to vote every proxy but shall at no time ignore or neglect its proxy voting responsibilities. There may be times when abstaining from voting is in the best interest of a fund, such as when AB CarVal’s analysis of a particular proxy reveals that the cost of voting the proxy may exceed the expected benefit to the fund (e.g., casting a vote on a foreign security may require that the adviser engage a translator or travel to a foreign country to vote in person). The rationale for “abstain” votes will be documented and the documentation will be maintained.

5.	The operations team shall submit proxy votes in a timely manner through Broadridge or the relevant prime brokerage, with the choice of voting channel at the discretion of the operations team.

6.

For all proxies voted through Broadridge, the operations team is able to pull a summary of all votes cast for a specified time period off of the Broadridge website. The operations team will maintain records of votes cast outside of Broadridge, including the following information:

a.	The name of the issuer of the portfolio security;

b.	The exchange ticker symbol of the portfolio security;

c.	The CUSIP number for the portfolio security;

d.	The shareholder meeting date;

e.	The number of shares AB CarVal is voting on firm-wide;

f.	A brief identification of the matter voted on;

g.	Whether the matter was proposed by the issuer or by a security holder;

h.	Whether or not AB CarVal cast its vote on the matter;

i.	How AB CarVal cast its vote (e.g., for or against proposal, or abstain; for or withhold regarding election of directors); and

j.	Whether AB CarVal cast its vote with or against management.

7.

The operations team will maintain any document created by AB CarVal that was material to making a proxy voting decision, or that memorialized the basis of such a decision, for a period of not less than six (6) years, the first two (2) years at its principal place of business. In the event that AB CarVal votes the same proxy in two directions, it shall maintain documentation to support its voting.

D. Procedures for AB CarVal’s Receipt of Class Action Notices

AB CarVal recognizes that as a fiduciary it has a duty to act with the highest obligation of good faith, loyalty, fair dealing and due care.

If class action documents are received by AB CarVal on behalf of its Funds, AB CarVal will ensure that the funds either participate in, or opt out of, any class action settlements received. For positions held at the Custodian (Northern Trust), the Custodian will automatically participate in class action settlements on behalf of clients for certain jurisdictions (US, Canada, and potentially the Netherlands). However, other jurisdictions and exceptions will be referred from NT to AB CarVal who will then be responsible for determining and documenting the decision on whether to participate in the class action. The investment professional responsible for managing the investment in the company will determine the action to be taken in response to class action notices, based on the best interests of the funds. If AB CarVal opts out of a class action settlement, AB CarVal will maintain documentation of any cost/benefit analysis to support its decision.

E. Disclosures to Clients and Investors

AB CarVal includes a description of its policies and procedures regarding proxy voting and class actions in Part 2 of Form ADV, along with a statement that clients and investors can obtain a copy of these policies and procedures and information about how proxies were voted by contacting ADVrequest@carval.com.

Any request for information about proxy voting or class actions should be forwarded promptly to the Compliance Department and the Investor Relations team. The Investor Relations team will record the identity of the investor, the date of the request, and the action taken as a result of the request, in a suitable place.

Any report disseminated to an investor will contain the following legend:

“This report contains the full proxy voting record of AB CarVal. If securities of a particular issuer were held by the Fund on the date of the shareholder meeting indicated, the proxy was voted in the direction indicated.”

As a matter of policy, AB CarVal does not disclose how it may have voted (or intends to vote) on a particular proxy until after such proxies have been counted at a shareholders’ meeting. AB CarVal does not disclose the way it voted proxies to unrelated third parties without a legitimate need to know such information.

F. Proxy Solicitation and Attempts to Influence Proxy Voting

Employees must promptly inform the Compliance Department of the receipt of any solicitation from any person to vote proxies on behalf of funds. At no time may any employee accept any remuneration in the solicitation of proxies. The Compliance Department shall handle all responses to such solicitations.

Employees shall promptly report to the Compliance Department any attempts by others within AB CarVal to influence the voting of proxies in a manner that is inconsistent with this Policy. Further, employees shall report to Compliance any attempts by persons or entities outside AB CarVal to influence the voting of fund proxies. The Compliance Department may then elect to report the attempt to senior executives and/or the Audit and Compliance Committee.